Exhibit 21.1
SUBSIDIARIES OF REGISTRANT*
The following is a list of subsidiaries of Enphase Energy, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2025:

Legal Name	Jurisdiction
Enphase Energy Australia Pty. Ltd.	Australia
Enphase Energy S.A.S.	France
Enphase Energy NL B.V.	Netherlands
Enphase Energy New Zealand	New Zealand
Enphase Solar Energy India Pvt. Limited	India
Enphase Energy Germany AG	Germany
Enphase Energy Puerto Rico LLC	Puerto Rico

*    All subsidiaries of Enphase Energy, Inc. are wholly owned, directly or indirectly, as of December 31, 2025.